FORM U-13-60
Mutual and Subsidiary Service Companies
Revised February 7, 1980

ANNUAL REPORT

For the Period

Beginning April 1, 2003 and Ending March 31, 2004

To The

U.S. SECURITIES AND EXCHANGE COMMISSION

Of

NATIONAL GRID USA SERVICE COMPANY, INC.

A Subsidiary Service Company

Date of Incorporation: September 5, 1935

State or Sovereign Power under which Incorporated or Organized:

The Commonwealth of Massachusetts

Location of Principal Executive Offices of Reporting Company:

25 Research Drive
Westborough, MA 01582

Name, title, and address of officer to whom correspondence concerning this report should be addressed:

E. A. Capomacchio, Jr.
Controller
25 Research Drive
Westborough, MA 01582

Name of Principal Holding Company Whose Subsidiaries are served by
Reporting Company:

National Grid USA

SEC 1926 (6-82)

INSTRUCTIONS FOR USE OF FORM U-13-60

1. Time of Filing. Rule 94 provides that on or before the first day of August in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on Form U-13-60 and in accordance with the Instructions for that form.

2. Number of Copies. Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report becomes necessary.

3. Period Covered by Report. The first report filed by any company shall cover the period from the date the Uniform System of Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that fiscal year. Subsequent reports should cover a calendar year.

4. Report Format. Reports shall be submitted on the forms prepared by the Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted of the same size as a sheet of the form or folded to such size.

5. Money Amounts Displayed. All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousands of dollars or in hundred thousands of dollars, as appropriate and subject to provisions of Regulation S-X (Section 210.3-01(b)).

6. Deficits Displayed. Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes. (Regulation S-X, Section 210.3-01(c))

7. Major Amendments or Corrections. Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

8. Definitions. Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979 shall be applicable to words or terms used specifically within this Form U-13-60.

9. Organization Chart. The service company shall submit with each annual report a copy of its current organization chart.

10. Methods of Allocation. The service company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935.

11. Annual Statement of Compensation for Use of Capital Billed. The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use of capital billed during the calendar year.

ANNUAL REPORT OF NATIONAL GRID USA SERVICE COMPANY, INC

LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS

ANNUAL REPORT OF NATIONAL GRID USA SERVICE COMPANY, INC.
For the Year Ended March 31, 2004
(In Millions, Rounded to Hundred Thousands of Dollars)
SCHEDULE I
COMPARATIVE BALANCE SHEET

Account	Assets and Other Debits	Current 3/31/04	Prior 3/31/03
	SERVICE COMPANY PROPERTY
101	Service company property (Schedule II)	$9.6	$13.3
107	Construction work in progress (Schedule II)
	Total Property	$9.6	$13.3
108	Less accumulated provision for depreciation and amortization of service company property (Schedule III)	(4.8)	(4.8)
	Net Service Company Property	4.8	8.5
	INVESTMENTS
123	Investments in associate companies (Schedule IV)
124 & 128	Other Investments (Schedule IV)	136.8	118.2
	Total Investments	136.8	118.2
	CURRENT AND ACCRUED ASSETS
131	Cash	-	1.0
134	Special deposits	1.4	.9
135	Working funds	.1	.1
136	Temporary cash investments (Schedule IV)
141	Notes receivable from associate companies (Money Pool)	.4	6.6
143	Accounts receivable	-	.1
144	Accumulated provision for uncollectible accounts
146	Accounts receivable from associate companies (Schedule V)	144.4	134.7
152	Fuel stock expenses undistributed (Schedule VI)
154	Materials and supplies
163	Stores expense undistributed (Schedule VII)
165	Prepayments	10.6	9.0
174	Miscellaneous current and accrued assets (Schedule VIII)
	Total Current and Accrued Assets	156.9	152.4
	DEFERRED DEBITS
181	Unamortized debt expense
184	Clearing accounts
186	Miscellaneous deferred debits (Schedule IX) (1)	123.6	124.3
188	Research, development, or demonstration expenditures (Schedule X)
190	Accumulated deferred income taxes	73.8	82.5
	Total Deferred Debits	197.4	206.8
	TOTAL ASSETS AND OTHER DEBITS	$496.0	$485.9

  The prior year balance reflects a reclassification from account 253 to conform to the current year presentation.

ANNUAL REPORT OF NATIONAL GRID USA SERVICE COMPANY, INC.

For the Year Ended March 31, 2004
(In Millions, Rounded to Hundred Thousands of Dollars)

SCHEDULE I
COMPARATIVE BALANCE SHEET

Account	Liabilities and Proprietary Capital	Current 3/31/04	Prior 3/31/03
	PROPRIETARY CAPITAL
201	Common stock issued (Schedule XI)
211	Miscellaneous paid-in-capital (Schedule XI)	$ 10.7	$ 10.7
215	Appropriated retained earnings (Schedule XI)
216	Unappropriated retained earnings (Schedule XI)	3.6	(4.7)
	Total Proprietary Capital	14.3	6.0
	LONG-TERM DEBT
223	Advances from associate companies (Schedule XII
224	Other long-term debt (Schedule XII)
225	Unamortized premium on long-term debt
226	Unamortized discount on long-term debt- debit	_____	_____
	Total Long-Term Debt	_____	_____
	CURRENT AND ACCRUED LIABILITIES
231	Notes payable
232	Accounts payable	43.3	44.3
233	Notes payable to associate companies (Schedule XIII)
234	Accounts payable to associate companies (Schedule XIII)	4.0	1.1
236	Taxes accrued	13.5	.6
237	Interest accrued
238	Dividends declared
241	Tax collections payable
242	Miscellaneous current and accrued liabilities (Schedule XIII)	25.3	16.7
	Total Current and Accrued Liabilities	86.1	62.7
	DEFERRED CREDITS
253	Other deferred credits (1)	395.6	417.2
255	Accumulated deferred investment tax credits
	Total Deferred Credits	395.6	417.2
282	ACCUMULATED DEFERRED INCOME TAXES
	TOTAL LIABILITIES AND PROPRIETARY CAPITAL	$496.0	$485.9

(1) The prior year balance reflects a reclassification from account 186 to conform to the current year presentation.

ANNUAL REPORT OF NATIONAL GRID USA SERVICE COMPANY, INC.

For the Year Ended March 31, 2004
(In Millions, Rounded to Hundred Thousands of Dollars)

SCHEDULE II
SERVICE COMPANY PROPERTY

DESCRIPTION		BALANCE AT 3/31/03	ADDITIONS	RETIREMENTS OR SALES	OTHER (1) CHANGES	BALANCE AT CLOSE OF YEAR 3/31/04
Account
301	Organization
303	Miscellaneous Intangible Plant	$0.1				$0.1
304	Land and Land Rights
305	Structures and Improvements
306	Leasehold Improvements
307	Equipment (2)
308	Office Furniture and Equipment	13.2			(3.7)	9.5

309	Automobiles, Other Vehicles and Related Garage Equipment
310	Aircraft and Airport Equipment
311	Other Service Company Property (3)	____			____	____
	SUB-TOTAL	$13.3			$(3.7)	$9.6
107	Construction Work in Progress (4)	____				____
	TOTAL	$13.3			$(3.7)	$9.6

ANNUAL REPORT OF NATIONAL GRID USA SERVICE COMPANY, INC.

For the Year Ended March 31, 2004
(In Millions, Rounded to Hundred Thousands of Dollars)

SCHEDULE II - CONTINUED

(1) PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:

(2) Subaccounts are required for each class of equipment owned. The service company shall provide a listing by subaccount of equipment additions during the year and the balance at the close of the year:

SUBACCOUNT DESCRIPTION	BALANCE 3/31/03	ADDITIONS	OTHER CHANGES		BALANCE AT CLOSE OF YEAR 3/31/04
Capitalized lease for Computer Information Systems	$8.0		(3.7)	(A)	$4.3
TOTAL	$8.0		(3.7)		$4.3
General Plant
Communication Software	.5				.5
Communication Equipment	4.8				4.8
TOTAL	5.3				5.3
TOTAL	$13.3		(3.7)		$9.6

(A) Amortization of capital lease.

(3) DESCRIBE OTHER SERVICE COMPANY PROPERTY:

None

(4) DESCRIBE CONSTRUCTION WORK IN PROGRESS:

None

ANNUAL REPORT OF NATIONAL GRID USA SERVICE COMPANY, INC.

For the Year Ended March 31, 2004
(In Millions, Rounded to Hundred Thousands of Dollars)

SCHEDULE III
ACCUMULATED PROVISION FOR DEPRECIATION AND
AMORTIZATION OF SERVICE COMPANY PROPERTY

DESCRIPTION		BALANCE AT 3/31/03	ADDITIONS CHARGED TO ACCT 403	RETIREMENTS	OTHER CHANGES AND (DEDUCT) (1)	BALANCE AT CLOSE OF YEAR 3/31/04
Account
301	Organization
303	Miscellaneous Intangible Plant
304	Land and Land Rights
305	Structures and Improvements
306	Leasehold Improvements
307	Equipment	$(4.8)				$(4.8)
308	Office Furniture and Equipment
309	Automobiles, Other Vehicles and Related Garage Equipment
310	Aircraft and Airport Equipment
311	Other Service Company Property
	TOTAL	$(4.8)				$(4.8)

1) PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:

ANNUAL REPORT OF NATIONAL GRID USA SERVICE COMPANY, INC.

For the Year Ended March 31, 2004
(In Millions, Rounded to Hundred Thousands of Dollars)
SCHEDULE IV
INVESTMENTS
INSTRUCTIONS: Complete the following schedule concerning investments.

Under Account 124 "Other Investments," state each investment separately, with description, including, the name of issuing company, number of shares or principal amount, etc.

Under Account 136, "Temporary Cash Investments," list each investment separately.

DESCRIPTION	BALANCE AT 3/31/03	BALANCE AT CLOSE OF YEAR 3/31/04
ACCOUNT 123 - INVESTMENT IN ASSOCIATE COMPANIES	None	None
TOTAL	None	None
ACCOUNT 124 & 128 - OTHER INVESTMENTS
Supplemental Retirement/Deferred
Compensation Plan Trust Fund	$73.9	$85.4
General American Life Insurance Company -
Net Cash Surrender Value	10.8	12.6
Confederation Life Insurance Company -
Net Cash Surrender Value	2.5	2.7
Aurora National Life Assurance Company -
Net Cash Surrender Value	6.2	6.8
Metropolitan Life Insurance Company -
Net Cash Surrender Value	5.7	6.5
Pacific Mutual Life Insurance Company -
Deferred Compensation - Life Insurance
Investments & Net Cash Surrender Value	0.3	(1.5)
Security Life of Denver
Net Cash Surrender Value	5.1	5.9
Guardian Life Insurance Company
Net Cash Surrender Value	1.8	2.5
Allmerica Financial Life Insurance Company
Net Cash Surrender Value	3.2	4.4
New York Life Insurance Company
Net Cash Surrender Value	2.5	4.1
CRG Life Insurance Company
Net Cash Surrender Value	2.5	2.6
AEGON Life Insurance Company
Net Cash Surrender Value	3.7	4.8
TOTAL	$118.2	$136.8
ACCOUNT 136 - TEMPORARY CASH INVESTMENTS
See Note A, Schedule XIV
TOTAL

ANNUAL REPORT OF NATIONAL GRID USA SERVICE COMPANY, INC.

For the Year Ended March 31, 2004
(In Millions, Rounded to Hundred Thousands of Dollars)

SCHEDULE V
ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

INSTRUCTIONS: Complete the following schedule listing accounts receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.

DESCRIPTION	BALANCE AT 3/31/03	BALANCE AT CLOSE OF YEAR 3/31/04
ACCOUNT 146 -ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES
National Grid USA (Trust)	$5.0	$1.1
Nantucket Electric Company	.4	(.2)
Massachusetts Electric Company	52.3	55.2
New England Hydro-Trans. Electric Co., Inc.	.1	.1
New England Hydro-Trans. Corp.	.2	.2
New England Power Company	21.7	33.9
Yankee Atomic Electric Company	.1	.1
Granite State Electric Company	2.3	2.3
The Narragansett Electric Company	30.3	33.8
NEES Communications, Inc	(.2)	.1
GRID Communications, Inc	.2	.3
Niagara Mohawk Power Corp.	14.4	16.5
Grid America Holdings	4.4	.3
Grid America LLC	-	.8
National Grid Transco – Other Affiliates	3.5	(.1)
TOTAL	$134.7	$144.4

ANALYSIS OF CONVENIENCE OR ACCOMMODATION PAYMENTS:		TOTAL PAYMENTS
National Grid USA (Trust)	$17.3	$7.3
Nantucket Electric Company	.7	.8
Massachusetts Electric Company	74.2	28.5
New England Hydro-Trans. Electric Co., Inc.	.3	.3
New England Power Company	18.9	18.9
New England Electric Transmission Corporation	.1	.1
Granite State Electric Company	2.8	.6
The Narragansett Electric Company	36.0	2.3
NEES Communications, Inc.	.4	.3
GRID Communications, Inc.	.1	.2
NEES Energy, Inc.	.1	-
Niagara Mohawk Power Corp.	19.4	117.7
Grid America Holdings	.2	2.4
National Grid Transco – Other Affiliates	4.1	2.6
TOTAL PAYMENTS	$174.6	$182.0

ANNUAL REPORT OF NATIONAL GRID USA SERVICE COMPANY, INC.

For the Year Ended March 31, 2004
(In Millions, Rounded to Hundred Thousands of Dollars)

SCHEDULE VI
FUEL STOCK EXPENSES UNDISTRIBUTED

INSTRUCTIONS: Report the amount of labor and expenses incurred with respect to fuel stock expenses during the year and indicate amount attributable to each associate company. Under the section headed "Summary" listed below give an overall report of the fuel functions performed by the service company.

DESCRIPTION	LABOR	EXPENSES	TOTAL
ACCOUNT 152 - FUEL STOCK EXPENSES UNDISTRIBUTED	None	None	None
TOTAL	None	None	None

SUMMARY:

ANNUAL REPORT OF NATIONAL GRID USA SERVICE COMPANY, INC.

For the Year Ended March 31, 2004
(In Millions, Rounded to Hundred Thousands of Dollars)

SCHEDULE VII
STORES EXPENSE UNDISTRIBUTED

INSTRUCTIONS: Report the amount of labor and expenses incurred with respect to stores expense during the year and indicate amount attributable to each associate company.

DESCRIPTION	LABOR	EXPENSES	TOTAL
ACCOUNT 163 - STORES EXPENSE UNDISTRIBUTED	None	None	None
TOTAL	None	None	None

ANNUAL REPORT OF NATIONAL GRID USA SERVICE COMPANY, INC.

For the Year Ended March 31, 2004
(In Thousands of Dollars)

SCHEDULE VIII
MISCELLANEOUS CURRENT AND ACCRUED ASSETS

INSTRUCTIONS: Provide detail of items in this account. Items less than $10,000 may be grouped, showing the number of items in each group.

DESCRIPTION	BALANCE AT 3/31/03	BALANCE AT CLOSE OF YEAR 3/31/04
ACCOUNT 174 - MISCELLANEOUS CURRENT AND ACCRUED ASSETS	None	None
	None	None

ANNUAL REPORT OF NATIONAL GRID USA SERVICE COMPANY, INC.

For the Year Ended March 31, 2004
(In Thousands)

SCHEDULE IX
MISCELLANEOUS DEFERRED DEBITS

INSTRUCTIONS: Provide detail of items in this account. Items less than $10,000 may be grouped by class, showing the number of items in each class.

DESCRIPTION	BALANCE AT 3/31/03	BALANCE AT CLOSE OF YEAR 3/31/04
ACCOUNT 186 - MISCELLANEOUS DEFERRED DEBITS

Unbilled Computer Information Systems Costs	$ 3,655	$ 30,312
Unbilled Shared Microwave System Expenses	846	1,936
Unbilled Service Company	456	44
Unbilled Insurance Recovery – Westboro Lightning Storm	2,614	-
Prepaid Pension Costs (1)	116,755	91,333
TOTAL	$124,326	$123,625

(1) The prior year balance reflects a reclassification from account 253 to conform to the current year presentation.

ANNUAL REPORT OF NATIONAL GRID USA SERVICE COMPANY, INC.

For the Year Ended March 31, 2004
(In Millions, Rounded to Hundred Thousands of Dollars)

SCHEDULE X
RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES

INSTRUCTIONS: Provide a description of each material research, development, or demonstration project which incurred costs by the service corporation during the year.

DESCRIPTION	AMOUNT
ACCOUNT 188 - RESEARCH, DEVELOPMENT, OR DEMONSTRATION EXPENDITURES
None

TOTAL	None

ANNUAL REPORT OF NATIONAL GRID USA SERVICE COMPANY, INC.
For the Year Ended March 31, 2004
(Expressed in Millions, Rounded to Hundred Thousands of Dollars,
Except Per Share Data)

SCHEDULE XI
PROPRIETARY CAPITAL

ACCOUNT NUMBER	CLASS OF STOCK	NUMBER OF SHARES AUTHORIZED	PAR OR STATED VALUE PER SHARE	OUTSTANDING CLOSE OF PERIOD
				NO. OF SHARES	TOTAL AMOUNT
201	COMMON STOCK ISSUED	4,000	$25	3	$75

INSTRUCTIONS: Classify amounts in each account with a brief explanation, disclosing the general nature of transactions which give rise to the reported amounts.

DESCRIPTION	AMOUNT
ACCOUNT 211 - MISCELLANEOUS PAID-IN CAPITAL
Capital contributions from National Grid USA, the holding company (SEC File No. 70-9673):	$5.0
Adjustments relating to acquisition by National Grid Group and merger of EUA Service Company	5.7
ACCOUNT 215 - APPROPRIATED RETAINED EARNINGS
None

TOTAL	$10.7

INSTRUCTIONS: Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owed or net loss remaining from servicing non-associates per the General Instructions of the Uniform Systems of Accounts. For dividends paid during the year in cash or otherwise, provide rate percentage, amount of dividend, date declared and date paid.

DESCRIPTION	BALANCE AT 3/31/03	NET INCOME OR (LOSS)	DIVIDENDS PAID	BALANCE AT CLOSE OF YEAR 3/31/04
ACCOUNT 216 - UNAPPROPRIATED RETAINED EARNINGS
Retained earnings	$.5	.5	(.5)	$.5
Other Comprehensive income (B)	(5.2)	8.3		3.1
TOTAL	($4.7)	($2.3)	($.5)	$3.6

(A) Refer to page 41 for detail to allowed rate of return.

(B) Represents unrealized appreciation on marketable securities. Generally Accepted Accounting Principles require such amounts be recorded in the Proprietary Capital without being included in reported net income. Since the SEC chart of accounts does not provide for such a common equity account, these amounts have been reflected in retained earnings.

ANNUAL REPORT OF NATIONAL GRID USA SERVICE COMPANY, INC.

For the Year Ended March 31, 2004
(In Millions, Rounded to Hundred Thousands of Dollars)

SCHEDULE XII
LONG-TERM DEBT

INSTRUCTIONS: Advances from associate companies should be reported separately for advances on notes, and advances on open account. Names of associate companies from which advances were received shall be shown under the class and series of obligation column. For Account 224 – Other long-term debt provide the name of creditor company or organization, terms of the obligation, date of maturity, interest rate, and the amount authorized and outstanding.

NAME OF CREDITOR	TERMS OF OBLIG CLASS & SERIES OF OBLIGATION	DATE OF MATURITY	INTEREST RATE	AMOUNT AUTHORIZED	BALANCE AT 3/31/03	ADDITIONS	DEDUCTIONS (1)	BALANCE AT CLOSE OF YEAR 3/31/04
ACCOUNT 223 - ADVANCES FROM ASSOCIATE COMPANIES:				None	None		None	None
ACCOUNT 224 - OTHER LONG-TERM DEBT:
None

None

None

None

None
None
							None	None

(1) Give an explanation of deductions:

None

ANNUAL REPORT OF NATIONAL GRID USA SERVICE COMPANY, INC.

For the Year Ended March 31, 2004
(In Thousands)

SCHEDULE XIII
CURRENT AND ACCRUED LIABILITIES

INSTRUCTIONS: Provide balance of notes and accounts payable to each associate company. Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.

DESCRIPTION	BALANCE AT 3/31/03	BALANCE AT CLOSE OF YEAR 3/31/04
ACCOUNT 233 - NOTES PAYABLE TO ASSOCIATE COMPANIES See Note A, Schedule XIV
TOTAL
ACCOUNT 234 - ACCOUNTS PAYABLE TO ASSOCIATE COMPANIES
National Grid USA (Trust)	$ (336)	$ 2,459
Nantucket Electric Company	2	3
Massachusetts Electric Company	1,359	900
New England Hydro – MA	2	-
New England Power Company	(104)	(2)
Granite State Electric Company	(22)	2
The Narragansett Electric Company	124	170
NEES Communications, Inc.	-	(116)
Niagara Mohawk Power Corp.	90	564
TOTAL	$1,115	$3,980
ACCOUNT 242 -MISCELLANEOUS CURRENT AND ACCRUED LIABILITIES
NGUSA Goals	$ 3,471	$ 4,042
Property Under Capital Lease	3,770	3,770
Healthcare Costs & Accrued Compensation	2,076	1,291
Accrued Payroll and Vacation Costs	7,398	15,630
Other Accounts Payable	-	533
TOTAL	$16,715	$25,266

ANNUAL REPORT OF NATIONAL GRID USA SERVICE COMPANY, INC.

For the Year Ended March 31, 2004

SCHEDULE XIV
NOTES TO FINANCIAL STATEMENTS

INSTRUCTIONS: The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

Note A
During 1981, certain subsidiaries of New England Electric System established a money pool to more effectively utilize cash resources of subsidiaries and to reduce outside short-term borrowings. The SEC authorized the establishment of the money pool in Release No. 35-21987. In 2002, the terms were amended in Release No. 35-27490 to permit Niagara Mohawk Power Corp. to invest in and borrow from the money pool.

Short-term borrowing needs of subsidiaries are met first with available funds of other participants in the pool. Borrowing companies pay interest at a rate designed to approximate the cost of outside short-term borrowings. Companies who invest in the pool share the interest earned on a basis proportionate to their average monthly investment in the money pool. Funds may be withdrawn from or repaid to the pool at any time without prior notice.

National Grid USA Service Company, Inc. was designated to administer the pool as agent for the member companies. The Company has classified pool transactions of the member companies on a net basis in the current and prior year balance sheets.

At March 31, 2004 the detail of this pool was as follows (in thousands):

Investments in the Pool:
National Grid USA (Trust)	$ 465,650
New England Power Company	229,400
Granite State Electric Company	8,075
EUA Energy Investments	20,300
National Grid USA Service Company	400	$ 723,825

Borrowings from the Pool:
Nantucket Electric Company	$ 2,550
Massachusetts Electric Company	220,575
MA New England Hydro-Trans. Electric Co., Inc.	175
NH New England Hydro-Trans. Electric Co., Inc.	1,300
New England Electric Trans. Corp	3,725
Niagara Mohawk Power Corporation	463,500
Narragansett Electric Company	32,000	$ 723,825

ANNUAL REPORT OF NATIONAL GRID USA SERVICE COMPANY, INC.

For the Year Ended March 31, 2004
(In Millions, Rounded to Hundred Thousands of Dollars)

SCHEDULE XV
STATEMENT OF INCOME

ACCOUNT	DESCRIPTION	CURRENT YEAR 3/31/04	PRIOR YEAR 3/31/03
	INCOME
457	Services rendered to associate companies	$442.2	$313.9
458	Services rendered to non-associate companies		.2
421	Miscellaneous income or loss
	TOTAL INCOME	$442.2	$314.1
	EXPENSE
920	Salaries and wages	$ 158.9	$ 135.7
921	Office supplies and expenses	96.7	92.3
922	Administrative expense transferred – credit
923	Outside services employed	45.2	43.5
924	Property insurance	1.1	1.8
925	Injuries and damages	8.0	8.1
926	Employee pensions and benefits	97.7	5.6
928	Regulatory commission expense
930.1	General advertising expenses
930.2	Miscellaneous general expenses	1.6	1.4
931	Rents	16.2	19.4
932	Maintenance of structures and equipment		.7
403	Depreciation and amortization expense		.1
408	Taxes other than income taxes	11.7	9.2
409	Income taxes	16.6	(5.1)
410	Provision for deferred income taxes
411	Provision for deferred income taxes - credit	(14.0)	(2.9)
411.5	Investment tax credit
419	Interest income
426.1	Donations	.9	.5
426.5	Other deductions
427	Interest on long-term debt
430	Interest on debt to associate companies	(.1)	(.3)
431	Other interest expense	1.2	3.6
	TOTAL EXPENSE	$441.7	$313.6
	NET INCOME OR (LOSS)	$ .5	$ .5

ANNUAL REPORT OF NATIONAL GRID USA SERVICE COMPANY, INC.

For the Year Ended March 31, 2004
(In Millions, Rounded to Hundred Thousands of Dollars)

ANALYSIS OF BILLING

ASSOCIATE COMPANIES
ACCOUNT 457

NAME OF ASSOCIATE COMPANY	DIRECT COSTS CHARGED 457-1	INDIRECT COSTS CHARGED 457-2	COMPENSATION FOR USE OF CAPITAL 457-3	TOTAL AMOUNT BILLED

National Grid USA	$ 7.2	$ .7	$	$ 7.9
Nantucket Electric Company	1.8	.3		2.1
Massachusetts Electric Company	142.4	22.3	.8	165.5
New England Hydro-Transmission Electric Co., Inc.	3.7	1.1		4.8
New England Hydro-Transmission Corp.	1.1	.1		1.2
New England Power Company	49.4	14.4	.5	64.3
New England Electric Transmission Corp.	.5	.2		.7
Granite State Electric Company	4.5	.8		5.3
The Narragansett Electric Company	55.1	10.1	.3	65.5
NEES Global Transmission	.2			.2
National Grid UK	1.8	.6		2.4
NEES Communications	2.6	1.1		3.7
Grid Communications	.6	.2		.8
NEES Energy, Inc.	.1			.1
Niagara Mohawk Power Corp.	99.6	12.8	.5	112.9
Grid America Holdings	4.5	.3		4.8

TOTAL	$375.1	$64.9	$2.2	$442.2

ANNUAL REPORT OF NATIONAL GRID USA SERVICE COMPANY, INC.

For the Year Ended March 31, 2004
(In Millions, Rounded to Hundred Thousands of Dollars)

ANALYSIS OF BILLING
NON ASSOCIATE COMPANIES
ACCOUNT 458

NAME OF NONASSOCIATE COMPANY	DIRECT COST CHARGED 458-1	INDIRECT COST CHARGED 458-2	COMPENSATION FOR USE OF CAPITAL 458-3	TOTAL COST	EXCESS OR DEFICIENCY 458-4	TOTAL AMOUNT BILLED
Other	.0			.0		.0
TOTAL	$ .0			$ .0		$ .0

INSTRUCTION: Provide a brief description of the services rendered to each non-associated company:

ANNUAL REPORT OF NATIONAL GRID USA SERVICE COMPANY, INC.
For the Year Ended March 31, 2004
(In Millions, Rounded to Hundred Thousands of Dollars)
SCHEDULE XVI

ANALYSIS OF CHARGES FOR SERVICE ASSOCIATE AND NONASSOCIATE COMPANIES
		ASSOCIATE COMPANY CHARGES			NONASSOCIATE COMPANY CHARGES			TOTAL CHARGES FOR SERVICE
		Direct Cost	Indirect Cost	Total	Direct Cost	Indirect Cost	Total	Direct Cost	Indirect Cost	Total
920	Salaries and Wages	149.4	9.5	158.9	0.0	0.0	0.0	149.4	9.5	158.9
921	Office Supplies and Expenses	73.5	23.2	96.7	0.0	0.0	0.0	73.5	23.2	96.7
922	Administrative Expense transferred credit	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
923	Outside Services Rendered	44.2	1.0	45.2	0.0	0.0	0.0	44.2	1.0	45.2
924	Property Insurance	.6	0.5	1.1	0.0	0.0	0.0	0.6	0.5	1.1
925	Injuries and Damages	7.3	0.7	8.0	0.0	0.0	0.0	7.3	0.7	8.0
926	Employee Pensions and Benefits	49.8	47.9	97.7	0.0	0.0	0.0	49.8	47.9	97.7
928	Regulatory Commission Expense	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
930.1	General Advertising Expense	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
930.2	Miscellaneous General Expense	1.6	0.0	1.6	0.0	0.0	0.0	1.6	0.0	1.6
931	Rents	10.4	5.8	16.2	0.0	0.0	0.0	10.4	5.8	16.2
932	Maintenance of Structures and Equipment	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
403	Depreciation & Amortization Expense	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
408	Taxes Other Than Income Taxes	0.0	11.7	11.7	0.0	0.0	0.0	0.0	11.7	11.7
409	Income Taxes	0.0	16.6	16.6	0.0	0.0	0.0	0.0	16.6	16.6
410	Provisions for Deferred Income Taxes	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
411	Provisions for Deferred Income Taxes-Credit	0.0	(14.0)	(14.0)	0.0	0.0	0.0	0.0	(14.0)	(14.0)
411.5	Investment Tax Credit	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
419	Interest Income	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
426.1	Donations	0.4	0.5	0.9	0.0	0.0	0.0	0.4	0.5	0.9
426.5	Other Donations	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
427	Interest on Long-Term Debt	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
431	Other Interest Expense	2.2	(1.0)	1.2	0.0	0.0	0.0	2.2	(1.0)	1.2
	TOTAL EXPENSES	$339.4	$102.4	$441.8	$0.0	$0.0	$0.0	$339.4	$102.4	$441.8
	Compensation for use of Equity Capital			0.5			0.0			0.5
430	Interest on Debt to Associate Companies			(0.1)			0.0			(0.1)
	TOTAL COST OF SERVICE			$442.2			$0.0			$442.2

INSTRUCTION: Total cost of service will equal for associate and non-associate companies the total amount billed under their separate analysis of billing schedules.

ANNUAL REPORT OF NATIONAL GRID USA SERVICE COMPANY, INC.
For the Year Ended March 31, 2004
(In Millions, Rounded to Hundred Thousands of Dollars)
SCHEDULE XVII
SCHEDULE OF EXPENSE DISTRIBUTION BY DEPARTMENT OR SERVICE FUNCTION

		TOTAL
	DESCRIPTION OF ITEMS	AMOUNT	OVERHEAD	01	02	03	04	05	06	07
920	Salaries and wages	$158.9		$3.1	$15.5	$12.5	$6.6	$11.5	$11.9	$28.2
921	Office supplies and expenses	$96.7		$2.2	$13.7	$13.9	$1.5	$6.1	$1.4	$33.6
922	Administrative expense transferred-credit
923	Outside services employed	$45.2		$0.7	$1.3	$1.3	$2.5	$2.3	$1.3	$21.3
924	Property insurance	$1.1
925	Injuries and damages	$8.0							$0.9
926	Employee pensions and benefits	$97.7			$0.1		$0.1		$96.4	$0.1
928	Regulatory commission expense
930.1	General advertising expenses
930.2	Miscellaneous general expense	$1.6		$0.3				$0.1	($0.4)
931	Rents	$16.2			$1.6	$1.5	$0.7	$0.2	$2.4	$4.1
932	Maintenance of structures and equipment
403	Depreciation and amortization expense
408	Taxes other than income taxes	$11.7		$0.2	$1.2	$0.9	$0.5	$0.8	$0.4	$2.6
409	Income taxes	$16.6
410	Provision for deferred income taxes
411	Provision for deferred income taxes- credit	($14.0)
411.5	Investment tax credit
419	Interest income
426.1	Donations	$0.9							$0.6
426.5	Other deductions
427	Interest on long term debt
430	Interest on debt to associate companies	($0.1)
431	Other interest expense	$1.2							($2.2)
	TOTAL EXPENSES	$441.7		$6.5	$33.4	$30.1	$11.9	$21.0	$112.7	$89.9

INSTRUCTION: Indicate each department or service function. (See Instruction 01-3 General Structure of Accounting System: Uniform System of Accounts)

ANNUAL REPORT OF NATIONAL GRID USA SERVICE COMPANY, INC.

For the Year Ended March 31, 2004
(In Millions, Rounded to Hundred Thousands of Dollars)

SCHEDULE XVII - CONTINUED

	DESCRIPTION OF ITEMS	08	09	10	11	12	13	14	15	16	17
920	Salaries and wages	$5.1	$0.1	$16.9	$3.0	$4.7	$1.2	$12.2	$8.7	$2.3	$2.0
921	Office supplies and expenses	$1.2		$2.8	$1.1	$2.1	$0.4	$7.0	$2.3	$1.0	$0.4
922	Administrative expense transferred-credit
923	Outside services employed	$0.1			$0.6	$2.3		$0.3	$8.8		$0.1
924	Property insurance				$1.1
925	Injuries and damages				$6.1
926	Employee pensions and benefits			$0.1	$0.2	$0.1		$0.3	$0.1	$0.2
928	Regulatory commission expense
930.1	General advertising expenses
930.2	Miscellaneous general expense		$0.2					$0.1	$1.3
931	Rents	$0.3	$0.1	$0.6	$0.1			$2.5	$0.2
932	Maintenance of structures and equipment
403	Depreciation and amortization expense
408	Taxes other than income taxes	$0.4		$1.4	$0.3	$0.3	$0.1	$0.9	$0.5	$0.1	$0.1
409	Income taxes					$16.6
410	Provision for deferred income taxes
411	Provision for deferred income taxes- credit					($14.0)
411.5	Investment tax credit
419	Interest income
426.1	Donations					$0.3
426.5	Other deductions
427	Interest on long term debt
430	Interest on debt to associate companies					($0.1)
431	Other interest expense					$3.4
	TOTAL EXPENSES	$7.1	$0.4	$21.8	$12.5	$15.7	$1.7	$23.3	$21.9	$3.6	$2.6

ANNUAL REPORT OF NATIONAL GRID USA SERVICE COMPANY, INC.
For the Year Ended March 31, 2004
(In Millions, Rounded to Hundred Thousands of Dollars)

SCHEDULE XVII - CONTINUED

	DESCRIPTION OF ITEMS	18	19	20	21
920	Salaries and wages	$6.7	$1.4	$2.0	$3.3
921	Office supplies and expenses	$0.8	$0.1	$0.1	$5.0
922	Administrative expense transferred-credit
923	Outside services employed	$2.0		$0.2	$0.1
924	Property insurance
925	Injuries and damages			$1.0
926	Employee pensions and benefits
928	Regulatory commission expense
930.1	General advertising expenses
930.2	Miscellaneous general expense
931	Rents		$0.1		$1.8
932	Maintenance of structures and equipment
403	Depreciation and amortization expense
408	Taxes other than income taxes	$0.5	$0.1	$0.1	$0.3
409	Income taxes
410	Provision for deferred income taxes
411	Provision for deferred income taxes- credit
411.5	Investment tax credit
419	Interest income
426.1	Donations
426.5	Other deductions
427	Interest on long term debt
430	Interest on debt to associate companies
431	Other interest expense
	TOTAL EXPENSES	$10.0	$1.7	$3.4	$10.5

ANNUAL REPORT OF NATIONAL GRID USA SERVICE COMPANY, INC.

For the Year Ended March 31, 2004
(In Millions, Rounded to Hundred Thousands of Dollars)

DEPARTMENTAL ANALYSIS OF SALARIES
ACCOUNT 920

	Total	Parent	Other	Non-Associates	Employees

Management	$ 3.1	$ -	$ 3.1	$ -	13
Customer Service	$ 15.5	$ -	$ 15.5	$ -	256
Engineering	$ 12.5	$ -	$ 12.5	$ -	150
Supply Chain Management	$ 6.6	$ -	$ 6.6	$ -	102
Transmission	$ 11.5	$ 0.4	$ 11.0	$ -	143
Human Resources	$ 11.9	$ 1.0	$ 10.9	$ -	55
Information Services	$ 28.2	$ 0.1	$ 28.3	$ -	418
Retail Services	$ 5.1	$ -	$ 5.1	$ -	57
Environmental	$ .1	$ -	$ 0.1	$ -	8
Construction/Electrical	$ 16.9	$ -	$ 16.9	$ -	246
Treasury/Financial Forecasting	$ 3.0	$ 0.3	$ 2.7	$ -	29
Corporate Accounting/Tax	$ 4.7	$ 0.1	$ 4.6	$ -	72
Internal Audit	$ 1.2	$ -	$ 1.2	$ -	17
Retail Operations	$ 12.2	$ 0.2	$ 12.0	$ -	151
Corporate Legal	$ 8.7	$ 0.2	$ 8.5	$ -	84
Corporate Communications	$ 2.3	$ 0.8	$ 1.5	$ -	16
GRID Communications	$ 2.0	$ -	$ 2.0	$ -	16
Dispatching	$ 6.7	$ -	$ 6.7	$ -	85
Distribution Finance	$ 1.4	$ -	$ 1.4	$ -	20
Safety	$ 2.0	$ -	$ 2.0	$ -	27
Property Management	$ 3.3	$ -	$ 3.2	$ -	42

	$ 158.9	$ 3.2	$ 155.7	$ -	2,007

ANNUAL REPORT OF NATIONAL GRID USA SERVICE COMPANY, INC.

For the Year Ended March 31, 2004
(In Millions)

OUTSIDE SERVICES EMPLOYED
ACCOUNT 923

INSTRUCTIONS: Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.

FROM WHOM PURCHASED	TYPE OF SERVICE	RELATIONSHIP "A"- ASSOCIATE "NA"- NON ASSOCIATE	AMOUNT
LEGAL SERVICES
Bowditch & Dewey	Legal Services	NA	0.2
Glenn E. Dawson	Legal Services	NA	0.1
Hale & Dorr Legal Services	Legal Services	NA	0.1
Hiscock & Barclay, LLP	Legal Services	NA	1.0
Holland & Knight, LLP	Legal Services	NA	0.4
Kearney, Donovan & McGee, PC	Legal Services	NA	0.2
LeBoeuf, Lamb, Green & Macrae	Legal Services	NA	1.1
Nixon Peabody LLC	Legal Services	NA	0.4
Palmer & Dodge, LLP	Legal Services	NA	0.1
Ropes and Gray	Legal Services	NA	0.1
Sutherland, Asbill & Brennan, LLP	Legal Services	NA	0.1
Sally & Fitch	Legal Services	NA	0.2
Swidler Berlin Shereff Friedman, LLP	Legal Services	NA	2.9
Wilder & Linneball, LLP	Legal Services	NA	0.1
Sixty Vendors (Each Under $100,000)			2.1
TOTAL LEGAL SERVICES			$ 9.1
ENGINEERING SERVICES
Accenture, LLP	Engineering Services	NA	$ 0.2
General Electric Co	Engineering Services	NA	0.1
National Grid Company PLC	Engineering Services	A	0.1
Twenty Vendors (Each Under $100,000)			0.1
TOTAL ENGINEERING SERVICES			$ 0.5

MANAGEMENT CONSULTING SERVICES
Hewitt Associates	Management Consultants	NA	0.3
Marsh Financial Services	Management Consultants	NA	0.1
Oncor Utility Systems	Management Consultants	NA	0.2
The Ayco Company	Management Consultants	NA	0.1
Towers Perrin	Management Consultants	NA	0.3
Vinings Mellon LLC	Management Consultants	NA	0.1
Nineteen Vendors (Each Under $100,000)			0.5
TOTAL MANAGEMENT CONSULTING SERVICES			$ 1.6

ANNUAL REPORT OF NATIONAL GRID USA SERVICE COMPANY, INC.
For the Year Ended March 31, 2004
(In Millions)
OUTSIDE SERVICES EMPLOYED - CONTINUED
ACCOUNT 923

FROM WHOM PURCHASED	TYPE OF SERVICE	RELATIONSHIP "A"- ASSOCIATE "NA"- NON ASSOCIATE	AMOUNT
ACCOUNTING SERVICES
PricewaterhouseCoopers LLP	Accounting Consultants	NA	$ 2.3
One Vendor (Each Under $100,000)			0.0
TOTAL ACCOUNTING SERVICES			$ 2.3
OTHER SERVICES
Accenture, LLP	Consultant Services	NA	$ 9.8
Aminet Solutions	Contractor Services	NA	0.2
Ajilon	Contractor Services	NA	1.0
American Consulting Group	Consulting Services	NA	0.2
Apex Consulting Group, Inc	Information Systems Professional Services	NA	1.0
C.R. Fletcher Temps	Contractor Services	NA	0.1
CAP Gemini Ernst & Young US LLC	Information Systems Professional Services	NA	0.5
Citigate Sard Verbinnen	Consultant Services	NA	0.1
Coughlin Electrical Contractors	Contractor Services	NA	0.3
Computer Merchant, LTD	Contractor Services	NA	0.1
D. Foley Landscaping, Inc.	Contractor Services	NA	0.1
Dapexs Consultants	Consulting Services	NA	0.1
Eliassen Group, Inc.	Information Systems Professional Services	NA	0.1
Ernst & Young LLP	Consultant Services	NA	0.1
Fact Based Management, Inc.	Contractor Services	NA	0.7
Gartner Group	Contractor Services	NA	0.1
IBM Corporation	Information Systems Professional Services	NA	3.4
Intact Technology	Consultant Services	NA	0.1
ISAM	Consultant Services	NA	0.2
Kforce.Com	Human Resources Management Services	NA	1.1
Linc Mechanical	Contractor Services	NA	0.2
Manhattan Associates	Consultant Services	NA	0.3
Marsh USA, Inc.	Consultant Services	NA	0.5
Maxima Consulting	Information Systems Professional Services	NA	0.1
Mercer Management	Consultant Services	NA	0.4
Millenium International	Contractor Services	NA	0.6
MRO Software, Inc.	Consultant Services	NA	0.2
Netversant New England	Contractor Services	NA	0.1

ANNUAL REPORT OF NATIONAL GRID USA SERVICE COMPANY, INC.
For the Year Ended March 31, 2004
(In Millions)
OUTSIDE SERVICES EMPLOYED - CONTINUED
ACCOUNT 923

FROM WHOM PURCHASED	TYPE OF SERVICE	RELATIONSHIP "A"- ASSOCIATE "NA"- NON ASSOCIATE	AMOUNT
Peoplesoft USA, Inc.	Consultant Services	NA	1.2
Pinkerton Services	Contractor Services	NA	0.1
Power Plan Consultants, Inc.	Consultant Services	NA	0.5
Razorfish, Inc.	Contractor Services	NA	0.2
Reliance Systems	Consultant Services	NA	0.2
Sapphire Technologies	Information Systems Professional Services	NA	0.5
Suburban Contract Cleaning	Contractor Services	NA	0.3
Suburban Staffing	Human Resources Management Services	NA	0.6
Sullivan and Cogliano Companies	Information Systems Professional Services	NA	0.2
Systems & Management Consultants	Information Systems Professional Services	NA	0.2
TAC Worldwide Companies	Contractor Services	NA	0.1
Thompkins Associates	Consultant Services	NA	0.7
Triad Employment Services	Human Resources Management Contractor Services	NA	0.9
Turner Communications	Consultant Services	NA	0.2
Update Legal	Contractor Services	NA	0.2
Vanderweil Engineering	Consulting Services	NA	0.2
Whitridge Associates, Inc.	Information Systems Professional Services	NA	0.1
Worksuite LLC	Consultant Services	NA	0.3
One hundred and thirty vendors (each under $100,000)			3.4
TOTAL OTHER SERVICES			$ 31.8
GRAND TOTAL			$ 45.3

ANNUAL REPORT OF NATIONAL GRID USA SERVICE COMPANY, INC.

For the Year Ended March 31, 2004
(In Thousands)

EMPLOYEE PENSIONS AND BENEFITS
ACCOUNT 926

INSTRUCTIONS: Provide a listing of each pension plan and benefit program provided by the service company. Such listing should be limited to $25,000.

DESCRIPTION	AMOUNT
Pensions	$ 50,820
Postretirement Benefits Other than Pensions	24,523
Postemployment Benefits	1,551
Group Insurance Premiums	1,175
Executive Life Insurance	79
Medical Insurance Premiums	11,463
Employee Publications	201
Employee Educational Aid	403
Employee Thrift Plan	5,002
Employee Termination Costs	23
Employee Benefits Administration	341
Miscellaneous (Each Under $25,000)	2,056

TOTAL	$97,637

ANNUAL REPORT OF NATIONAL GRID USA SERVICE COMPANY, INC.

For the Year Ended March 31, 2004
(In Thousands)

GENERAL ADVERTISING EXPENSES
ACCOUNT 930.1

INSTRUCTIONS: Provide a listing of the amount included in Account 930.1, “General Advertising Expenses”, classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.

DESCRIPTION	NAME OF PAYEE	AMOUNT
None
TOTAL		None

ANNUAL REPORT OF NATIONAL GRID USA SERVICE COMPANY, INC.

For the Year Ended March 31, 2004
(In Thousands)

MISCELLANEOUS GENERAL EXPENSES
ACCOUNT 930.2

INSTRUCTIONS: Provide a listing of the amount included in Account 930.2, “Miscellaneous General Expenses”, classifying such expenses according to their nature. Payments and expenses permitted by Sections 321(b) (2) of the Federal Election Campaign Act, as amended by Public Law 94-283 in 1976 (2 U.S.C. Section 441 (b) (2)) shall be separately classified.

DESCRIPTION	AMOUNT
Membership Dues - Company	1,543
TOTAL	$1,543

ANNUAL REPORT OF NATIONAL GRID USA SERVICE COMPANY, INC.

For the Year Ended March 31, 2004
(In Millions, Rounded to Hundred Thousands of Dollars)

RENTS
ACCOUNT 931

INSTRUCTIONS: Provide a listing of the amount included in Account 931, "Rents", classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.

TYPE OF PROPERTY	AMOUNT
Building Rents	$ 7.0
Microwave and Tele-metering Equipment	0.8
Computer Hardware and Software	2.8
Transportation Equipment	1.7
Capital Lease - Computer Information Systems	2.9
Office and Other Equipment	1.0
TOTAL	$16.2

ANNUAL REPORT OF NATIONAL GRID USA SERVICE COMPANY, INC.

For the Year Ended March 31, 2004
(In Millions, Rounded to Hundred Thousands of Dollars)

TAXES OTHER THAN INCOME TAXES
ACCOUNT 408

INSTRUCTIONS: Provide an analysis of Account 408, "Taxes Other Than Income Taxes". Separate the analysis into two groups: (1) other than U.S. Government taxes, and (2) U.S. Government taxes. Specify each of the various kinds of taxes and show the amounts thereof. Provide a subtotal for each class of tax.

KIND OF TAX	AMOUNT
OTHER THAN U.S. GOVERNMENT TAXES
State Unemployment	$ 0.8
State Excise	0.1
SUBTOTAL	0.9

U.S. GOVERNMENT TAXES
Federal Unemployment	0.1
Federal Insurance Contribution Act – Company	10.7
SUBTOTAL	10.8
TOTAL	$11.7

ANNUAL REPORT OF NATIONAL GRID USA SERVICE COMPANY, INC.

For the Year Ended March 31, 2004
(In Thousands)

DONATIONS
ACCOUNT 426.1

INSTRUCTIONS: Provide a listing of the amount included in Account 426.1, "Donations", classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.

	PURPOSE OF DONATION	AMOUNT
IBEW/UWUA UNION SCHOLARSHIP FUND	Matching Gifts Program	$400
UNITED WAY	Matching Gifts Program	230
MASSACHUSETTS GENERAL HOSPITAL	Matching Gifts Program	40
STATE OF RHODE ISALAND FORESTRY FUND	Matching Gifts Program	10
PAN-MASSACHUSETTS CHALLANGE	Matching Gifts Program	9
JUVENILE DIABETES RESEARCH FOUNDATION	Matching Gifts Program	7
CLARK UNIVERSITY	Matching Gifts Program	6
AMERICAN RED CROSS	Matching Gifts Program	6
WORCESTER ART MUSEUM	Matching Gifts Program	6
AMERICAN CANCER SOCIETY	Matching Gifts Program	6
WGBH EDUCATION	Matching Gifts Program	5
CYSTIC FIBROSIS FOUNDATION	Matching Gifts Program	5
NORTHEASTERN UNIVERSITY	Matching Gifts Program	4
BOSTON COLLEGE	Matching Gifts Program	4
CHILDREN’S HAVEN INC	Matching Gifts Program	4
RHODE ISLAND PHILHARMONIC	Matching Gifts Program	4
CLARKSON UNIVERSITY	Matching Gifts Program	4
RESCUE MISSION ALLIANCE	Matching Gifts Program	4
PADRE PIO SHELTER	Matching Gifts Program	4
AMERICAN HEART ASSOCIATION	Matching Gifts Program	3
MISCELLANEOUS ( 305 ITEMS) Each Vendor Under $3,000)	Matching Gifts Program for educational institutions and other charitable organizations	173
		$934

ANNUAL REPORT OF NATIONAL GRID USA SERVICE COMPANY, INC.

For the Year Ended March 31, 2004
(In Millions, Rounded to Hundred Thousands of Dollars)

OTHER DEDUCTIONS
ACCOUNT 426.5

INSTRUCTIONS: Provide a listing of the amount included in Account426.5, "Other Deductions", classifying such expenses according to their nature.

DESCRIPTION	NAME OF PAYEE	AMOUNT
None
TOTAL		None

ANNUAL REPORT OF NATIONAL GRID USA SERVICE COMPANY, INC.

For the Year Ended March 31, 2004

SCHEDULE XVIII
NOTES TO STATEMENT OF INCOME

INSTRUCTIONS: The space below is provided for important notes regarding the statement of income or any account thereof. Furnish particulars as to any significant increase in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

No Significant Notes

ANNUAL REPORT OF NATIONAL GRID USA SERVICE COMPANY, INC.
ORGANIZATION CHART
For the Year Ended March 31, 2004
Chief Executive Officer & Group Director NGUSA
			(01)
			!
!	!	!	!	!	!	!	!
President & COO	Sr. VP, CFO & Treasurer	Sr. Vice President	Sr. VP & General Counsel	Vice President	Internal Audit	CEO GRID Communications	COO US Transmission
(01)	(01)	(01)	(15)	(16)	(13)	(17)	(01)
!	!	!	!	!		!	!
Customer Service	Treasury/Financial Forecasting	Human Resources	Corporate Legal	Corporate Communications		GRID Communications	Transmission
(02)	(11)	(06)	(15)	(16)		(17)	(05)
!	!						!
Engineering	Corp. Accounting / Tax						Grid America
(03)	(12)						(22)
!	!
Supply Chain Management	Property Management
(04)	(21)
!
Information Services
(07)
!
Retail Services
(08)
!
Environmental
(09)
!
Construction/ Electrical
(10)
!
Retail Operations
(14)
!
Dispatching
(18)
!
Distribution Finance
(19)
!
Safety
(20)

The numbers that appear with Department are a cross reference to Page 27.

ANNUAL REPORT OF NATIONAL GRID USA SERVICE COMPANY, INC.

For the Year Ended March 31, 2004

METHODS OF ALLOCATION

Inventory, less fuel

Microwave air line circuit miles

Number of employees

Number of customers

Number of meters in service

Transmission and distribution operation and maintenance expenses (excluding transmission of electricity by others), customers’ accounts, customer service and information, and sales expenses.

Number of purchase orders

Archive space occupied

Budgeted transmission/distribution operation and maintenance expenditures

Budgeted transmission/distribution capital expenditures

Number of aerial devices

Average of number of purchase orders issued, number of checks processed and inventory balances

Total billings to associated companies for services rendered (excluding convenience payments)

Materials and supplies issues

Transmission operating and maintenance expenses (excluding transmission of electricity by others)

ANNUAL REPORT OF NATIONAL GRID USA SERVICE COMPANY, INC.

For the Year Ended March 31, 2004
(In Millions, Rounded to Hundred Thousands of Dollars)

ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED

As authorized by Commission's File No. 70-6353 and amendment No. 11 dated August 18, 1995, and Commission's File No. 70-9673 dated January 2, 2001, National Grid USA Service Company, Inc. included in its service charge to customers for the fiscal year April 2003 – March 2004, the amount of $.5 million dollars. The following is a schedule indicating a breakdown of this billing:

	Associated Companies	Non-Associated Companies	Total
Total Compensation	$.5	-	$.5
Excess of Revenues Billed Over Costs Incurred to Non-Associated Companies	-	-	-
Compensation for Use of Equity Capital Billed	$.5	$ -	$.5

The Company is authorized by order 70-6353 and amended thereto to use a rate of return on Common Equity of New England Power Company as authorized in FERC proceedings through January 2001, and by order 70-9673, a rate of return on Common Equity of The Narragansett Electric Company beginning February 2001.

Common Equity:
April 2003 – March 2004	$5.0

Amount of Equity Return:
April 2003 – March 2004 @10.50%	$.5

ANNUAL REPORT OF NATIONAL GRID USA SERVICE COMPANY, INC.
For the Year Ended March 31, 2004

SIGNATURE CLAUSE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued there under, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.

National Grid USA Service Company, Inc.
------------------------------
(Name of Reporting Company)

By:

         s/ E.A. Capomacchio, Jr.
(Signature of Signing Officer)

E. A. Capomacchio, Jr. Controller
------------------------------------------------
(Printed Name and Title of Signing Officer)

(A copy of this letter was sent to all Associate Companies who were billed during the fiscal year ended March 31, 2003 (See Page 21).)

                                                                                   National Grid USA Service Company, Inc.
                                                                                   25 Research Drive
                                                                                   Westborough, MA 01582-0099
                                                                                   Tel.(508) 389-2900

This letter is being sent pursuant to Rule 93 of the Securities and Exchange Commission (SEC) under the Public Utility Holding Company Act (P.U.H.C.A.) of 1935. As authorized by the P.U.H.C.A. of 1935, Release No. 35-21354 dated December 21, 1979, National Grid USA Service Company, Inc. was allowed to include in its billings a charge for compensation for use of equity capital. In Release No. 35-27333 dated January 5, 2001, the Company was authorized by the SEC to produce a return on common equity of 10.50%. These calculations were developed as follows:

(In Millions, Rounded to Hundred Thousands of Dollars)

NGUSASCo Common Equity:
(Excluding Retained Earnings)
April 2002 – March 2003	$5.0

Return on Common Equity:
April 2002 - March 2003 @ 10.50%	$.5

This total compensation for use of equity capital is allocated to each company serviced by National Grid USA Service Company, Inc., based on the percent of direct payroll charged to each company.

To the extent National Grid USA Service Company, Inc. billings to non-associate companies exceed or are less than its costs (including its compensation for use of equity capital), such excess or deficiency is used to adjust the charges for compensation for use of equity capital to our associate companies.

The table below shows the billings in 2002 for compensation for use of equity capital.

	Associated Companies	Non-Associated Companies	Total
Total compensation for use of equity capital	$.5	-	$.5
Excess of revenues billed over costs incurred to non-associate companies	(.2)	.2	-
Compensation for use of equity capital billed	$.3	$.2	$.5

During the fiscal year ended March 31, 2003, (company name) was charged $________ for compensation for use of equity capital by National Grid USA Service Company, Inc.; this amount reflects a proportionate share of the reduction for earnings from billings to non-associates.

Very truly yours,

Edward A. Capomacchio, Jr.
Controller

Supplement to the Form U-13-60
Service Transactions among the National Grid Transco System Companies
(Excepting National Grid USA companies)
and National Grid USA companies
For the Fiscal Year Ended March 31, 2004

1. A narrative description of the services rendered by individual National Grid Transco System Companies (excepting the National Grid USA companies) to the National Grid USA companies and by the National Grid USA companies to other National Grid Transco System Companies

The following services were rendered in the fiscal year ended March 31, 2004 from National Grid Transco to the National Grid USA system companies
Company Secretary and General Counsel
-------------------------------------------------------
Services include ensuring stock exchange and SEC compliance and filings, producing the annual reports and Form 20-F, arranging the AGM and any other shareholder meetings, board and other high level meetings, administration of share schemes and ensuring strong corporate governance is in place and complied with.

Strategy
-----------
Services include development of National Grid Transco strategies with Directors, introduction and promotion of National Grid Transco initiatives, monitoring of external strategic thinking, and best practice developments to allow their incorporation into National Grid Transco strategies

Finance
-----------
Services include provision of technical accounting advice (UK and US GAAP), management and statutory financial reporting (UK and US GAAP), business planning, taxation planning and reporting Transco treasury activities.

Human Resources
-------------------------
Services include payroll and HR administration for UK Group employees, together with support and involvement in the Niagara Mohawk acquisition/integration process, setting remuneration policy for senior management & gaining approvals, provision of expatriate administration services for secondees to and from the US, as well as facilitation of management succession planning & management development initiatives.

Internal Audit
------------------
Internal Audit function monitors and maintains internal controls within National Grid Transco.

Investor Relations
------------------------
Investor Relations activities include preparation of announcements of financial results, liaison with financial analysts, management of communications with investors and financial institutions to ensure that the financial community is kept fully informed about company strategy and performance.

Board of Directors
------------------------
Provide stewardship activities for National Grid Transco

Corporate Affairs/Communications
----------------------------------------------
Creation and promotion of the company's corporate image, management of communications with a range of external and internal audiences, stewardship advice of government affairs, development of environmental policy and compliance with environmental audit program.

Regulation
--------------
Stewardship advice of group regulatory issues

The following services were rendered from National Grid USA Service Company to other National Grid Transco System Companies:

Corporate Communication Services for National Grid Transco
Treasury Services for National Grid Transco
Directors’ expenses for National Grid Transco board meeting
Legal Services for sale of Teldata
Business Development activities
Accounting Services

2. Disclosure of the dollar amount of services rendered according to category or department.

Services rendered by National Grid Transco System Companies to National Grid USA by department or category:

Transmission	$2,077
Engineering	2,053
Gridcom	299
Financial Planning & Analysis	146
Information Technology	169
Marketing	48
Internal Auditing	73
Gas Delivery	76

Total	$4,941

National Grid Transco has continued to provide Group Services (as defined on page 6 of National Grid Transco's "Policies and Procedures for Affiliate Transactions" that was filed with the SEC in Docket 70-9473) to the National Grid USA subsidiaries, however National Grid Transco has determined at this time not to bill for such services for the fiscal year ended March 31, 2004.  National Grid Transco may elect in the future to resume billing the National Grid USA subsidiaries for such services using the methods approved by the SEC's order in Docket 70-9473 dated March 15, 2000 (HCAR 35-27154, Appendix C, Section VI).

Services rendered by National Grid USA to National Grid Transco System Companies by department:

SERVICE	DEPARTMENT
Merger Strategy	Executive Management Legal
Corporate Communication Services for National Grid Transco	Corporate Communications
Treasury Services for National Grid Group	Distribution Finance
Accounting	Accounting Services
Directors’ expenses for National Grid Group board meeting	Executive Management
Legal Services for sale of Teldata	Legal
Business Development activities	Engineering Human Resources Executive Management Legal

Service Costs by Department
Legal	$462	(1)
Executive Management	991
Transmission	473
Safety	206
Corporate Communications	7
Shareholder Services	295
Financial Planning and Analysis	497
Human Resources	236
Accounting	434
Other	769
Total	$4,370

(1) Includes credit of $640k relating to FY2003.

3. Identification of companies rendering services and recipient companies, including disclosure of the allocation of service costs among the companies in the National Grid USA group.

National Grid Transco System Companies rendering services to National Grid USA

National Grid USA Service Company

The costs were allocated as follows among National Grid USA companies:

National Grid USA	$228
Nantucket Electric Company	1
Massachusetts Electric Company	376
New England Hydro-Transmission Electric Co, Inc.	8
New England Hydro-Transmission Company	6
New England Power Company	2,282
New England Electric Transmission	2
Granite State Electric Company	2
The Narragansett Electric Company	67
NEES Communications, Inc.	158
Grid Communications, Inc.	141
Niagara Mohawk Power Corp	555
GridAmerica	1,115

Total	$4,941

National Grid USA Companies rendering services to other National Grid Transco System Companies:

National Grid USA Service Company

4. Disclosure of the number of National Grid USA employees engaged in rendering services to other National Grid Transco System Companies on an annual basis, stated as an absolute and as a percentage of total employees.

Number of National Grid USA employees who rendered services during fiscal year 2004

21 employees
less than 1% of total employees at March 31, 2004